BANCOLOMBIA ANNOUNCES PUBLIC OFFER OF PREFERRED SHARES WITHOUT VOTING RIGHTS TO HOLDERS OF PRE-EMPTIVE RIGHTS

Medellín, Colombia, January 5, 2012

The Superintendency of Finance of Colombia (“Superintendency of Finance”) issued Resolution N° 004 dated January 2, 2012, approving the public offering of 64 million preferred shares of BANCOLOMBIA S.A. (“Bancolombia”). The shares will be offered initially to the shareholders of Bancolombia who have pre-emptive rights and are the record holders of common and preferred shares in the book of shareholders on the date on which the public offering is announced and their assignees. The unsubscribed balance of preferred shares will be offered exclusively abroad.

The subscription price set today by the Board of Directors of Bancolombia is COP 26,000 per share.

Tomorrow, on January 6, 2012, Bancolombia will announce the public offering in the newspaper “La República”.

The terms of the offering, including the prospectus and additional relevant information in connection with the offering can be found at:

http://www.grupobancolombia.com/investorRelations/informacionEmpresarial/investorRelations/StockIssuance2012/StockIssuance2012.asp

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Alejandro Mejía
Capital Markets VP	Corporate Development VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837